1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 15, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Announcement of Results of the Special General Meeting,
the A Shares Class Meeting and the H Shares Class Meeting and
Announcement of H Shares Dividend Distributions

At the Special General Meeting, A Shares Class Meeting and H Shares Class Meeting of the Company held on 12 October 2007, all the resolutions as set out in the Notice of the Special General Meeting, Notice of the A Shares Class Meeting and Notice of H Shares Class Meeting dated 27 August 2007 were duly passed respectively.

At the Special General Meeting, the resolutions as set out in the Notice of Special General Meeting relating to declaration of 2007 interim dividend and special dividend were duly passed respectively.

Reference is made to the Notice of the Special General Meeting, Notice of the A Shares Class Meeting and Notice of H Shares Class Meeting of Aluminum Corporation of China Limited (the "Company") dated 27 August 2007 (the "Notices") and two circulars of the Company both dated 27 August 2007 (the "Circulars"). Capitalised terms used in this announcement shall have the same meaning ascribed to them in the Notices and the Circulars unless the context otherwise requires.

The Special General Meeting, the A Shares Class Meeting and H Shares Class Meeting were held on 12 October 2007, and Hong Kong Registrars Limited, the registrar of H Shares of the Company, acted as the scrutineer for the vote taking at the respective meetings. All the resolutions set out in the Notices were duly passed by way of poll respectively. The results of voting are as follows:

(I)	Results of the SGM

Special resolutions:

1.

The proposal on the merger of Baotou Aluminum with the Company by way of share swap through issues of new A shares of the Company, the approval, ratification and confirmation of the Merger Agreement, and the approval and confirmation of the connected transaction which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum upon implementation of the Merger Agreement and the Merger Proposal were approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

4,035,479,498 Shares cast in favour of the resolution, 2,018,161 Shares cast against the resolution, and 1,899,650 Shares abstained from voting. The Shares with affirmative votes represented 99.90% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

2.

The proposal on the amendments to the Articles of Association of the Company as a result of the merger of Baotou Aluminum with the Company by way of share swap through issues of new A shares of the Company was approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

4,010,247,556 Shares cast in favour of the resolution, 1,757,505 Shares cast against the resolution, and 27,392,248 Shares abstained from voting. The Shares with affirmative votes represented 99.28% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

3.	The proposal of amendment to Article 99 under the Articles of Association of the Company was approved.

9,299,171,260 Shares cast in favour of the resolution, 3,658,362 Shares cast against the resolution, and 30,447,364 Shares abstained from voting. The Shares with affirmative votes represented 99.63% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

Ordinary resolutions:

4.	The proposal on exemption of Chinalco and the parties acting in concert with it from making a general offer for the Shares pursuant to the relevant PRC laws and regulations was approved.

Chinalco and persons acting in concert with it abstained from voting on the resolution.

4,004,956,075 Shares cast in favour of the resolution, 3,783,857 Shares cast against the resolution, and 30,657,337 Shares abstained from voting. The Shares with affirmative votes represented 99.15% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

5.	The proposal on the authorisation to the Board or an executive committee of directors as appointed by the Board to handle all matters related to the merger proposal was approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

4,006,919,212 Shares cast in favour of the resolution, 1,636,502 Shares cast against the resolution, and 30,841,595 Shares abstained from voting. The Shares with affirmative votes represented 99.20% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

6.

The proposal on the annual limits for the transactions under the Mutual Supply Agreement for the three financial years ending 31 December 2009 as set out in the Continuing Connected Transactions Circular and the authorization to the Board to take such actions as and are necessary to implement such revisions was approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

4,084,477,394 Shares cast in favour of the resolution, 2,349,127 Shares cast against the resolution, and 31,269,270 Shares abstained from voting. The Shares with affirmative votes represented 99.18% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

7.

The proposal on the distribution of payment of 2007 Interim Dividend of the Company (RMB0.137 (tax inclusive) per ordinary share of the Company totalling the sum of approximately RMB1,765 million) was approved.

9,301,854,846 Shares cast in favour of the resolution, 1,844,420 Shares cast against the resolution, and 29,577,720 Shares abstained from voting. The Shares with affirmative votes represented 99.66% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

8.

The proposal on a distribution of special dividend out of the retained earnings of Shandong Aluminum and Lanzhou Aluminum for the year ended 31 December 2006 (RMB0.013 (tax inclusive) per ordinary share of the Company totalling the seen of approximately RMB168 million) was approved.

9,300,705,605 Shares cast in favour of the resolution, 1,905,560 Shares cast against the resolution, and 30,665,821 Shares abstained from voting. The Shares with affirmative votes represented 99.65% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

(II)	Results of the A shares class meeting:

Special Resolutions

1.

The proposal on the merger of Baotou Aluminum with the Company by way of share swap through issues of new A shares of the Company , the approval, ratification and confirmation of the Merger Agreement and the Merger Proposal was approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

2,562,239,218 Shares cast in favour of the resolution, 863,436 Shares cast against the resolution, and 1,899,650 Shares abstained from voting. The Shares with affirmative votes represented 99.89% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

(III)	Results of H shares class meeting:

Special Resolutions

1.

The proposal on the merger of Baotou Aluminum with the Company by way of share swap through issue of new A shares of the Company, the approval, ratification and confirmation of the Merger Agreement, and the approval and confirmation of the connected transaction which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum upon implementation of the Merger Agreement and the Merger Proposal was approved.

Chinalco and its associates, being connected persons, abstained from voting on the resolution.

1,464,369,121 Shares cast in favour of the resolution, 731,475 Shares cast against the resolution, and 0 Shares abstained from voting. The Shares with affirmative votes represented 99.95% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

Ordinary Resolutions:

2.

The proposal on approving the application by Chinalco and the parties acting in concert with it to the Securities and Futures Commission for a Whitewash Waiver pursuant to Hong Kong Code on Takeovers and Mergers and approving the Whitewash Waiver, subject to the satisfaction of any condition attached to the Whitewash Waiver imposed by the Executive, was approved.

Chinalco and persons acting in concert with it abstained from voting on the resolution.

1,461,617,471 Shares cast in favour of the resolution, 3,483,075 Shares cast against the resolution, and 0 Shares abstained from voting. The Shares with affirmative votes represented 99.76% of the total Shares with voting rights held by the Shareholders (or their authorised proxy) present at the meeting for the resolution.

PAYMENT OF INTERIM DIVIDEND AND SPECIAL DIVIDEND

The plans proposed by the Board of Directors of the Company to declare the 2007 interim dividend of RMB0.137 (tax inclusive) per Share and a special dividend of RMB0.013 (tax inclusive) per Share respectively were approved at the SGM. Details of the payment of 2007 interim dividend and special dividend to the Company's Shareholders are as follows:

1.	Holders of H Shares:

(a)	The dividend distributed to holders of the Company's H Shares is calculated in RMB and will be paid in Hong Kong dollars based on the following formula:

Interim dividend:

Interim dividend in	=	Interim dividend in RMB

Hong Kong dollar		The average closing exchange rate of RMB
against Hong Kong dollars as quoted by
the People's Bank of China for the calendar
week preceding the date on which the
dividend was declared

For the purpose of the distribution of the Company's 2007 interim dividend to holders of the Company's H Shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 12 October 2007) was HK$1.00 against RMB0.9688. Therefore, the dividend per H Share of the Company, being RMB0.137, will be approximately HK$0.1327.

Special dividend :

Special dividend in	=	Special dividend in RMB

Hong Kong dollar		The average closing exchange rate of RMB
against Hong Kong dollars as quoted by
the People's Bank of China for the calendar
week preceding the date on which the
dividend was declared

For the purpose of the distribution of the Company's 2007 special dividend to holders of the Company's H Shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 12 October 2007) was HK$1.00 against RMB0.9688. Therefore, the dividend per H Share of the Company, being RMB0.013, will be approximately HK$0.0126.

(b)

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay the Receiving Agent the 2007 interim dividend and special dividend declared in respect of the Company's H Shares, which will be held on trust pending payment to the holders of such H Shares. Such 2007 interim dividend and special dividend will be paid by the Receiving Agent and mailed by Hong Kong Registrars Limited to the holders of the Company's H Shares whose names appear on the Company's H Share Register of Members at the close of business on 11 September 2007 by ordinary post at their own risk on or before 31 October 2007.

2.	Holders of A Shares:

Holders of A shares are advised to note that the way of paying dividend to holders of A Shares and relevant matters will be announced in due course on the designated newspapers of the PRC after negotiation between the Company and China Securities Depository and Clearing Corporation Limited, Shanghai Branch.

By order of the Board Aluminum Corporation of China Limited* Liu Qiang Company Secretary

12 October 2007
Beijing, China.

As at the date of this announcement, the members of the Board comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan. Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary